Exhibit 99.1

Aurora Cannabis Strengthens Leadership Team Adding Chief Product Officer and Chief Integration Officer

Appoints Dr. Shane Morris CPO and André Jérôme CIO

TSX | NYSE: ACB

EDMONTON, Nov. 20, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE │ TSX: ACB), the Canadian company defining the future of cannabis worldwide,  is pleased to announce that effective immediately, Dr. Shane Morris, formerly Senior Vice President of Product Development and Regulatory Affairs, has been promoted to Chief Product Officer, and André Jérôme, formerly Senior Vice President of Business Integrations, has been promoted to Chief Integration Officer.

"Aurora is committed to maintaining its global leadership position in the cannabis industry and we have built a strong team that will drive the future growth and strategic development of the business," said Terry Booth, CEO. "Shane has played a critical role in overseeing Aurora's product development and regulatory initiatives which have resulted in the successful launch of many novel product forms and the successful management of our many site licences. As we enter the next phase of consumer legalization in Canada and global expansion, Shane will play a critical role in ensuring we continue to have the right mix of products in all markets that will resonate with both our patients and consumers."

Mr. Booth added, "With diverse business integration experience, André has played a critical role in the successful integration of our global assets and subsequently ensuring we continue to drive strong value from these transactions for our investors. André's contributions have allowed us to strategically assemble a portfolio of high-quality assets that together are uniquely positioned to continue to lead the global cannabis industry."

Chief Product Officer

Dr. Morris joined Aurora in January 2018 to lead the Company's product development and regulatory affairs initiatives. Committed to science-based, consumer-focused innovation, Dr. Morris has led the development, regulatory oversight and market introduction for several of the Company's innovative cannabis products, including Aurora's Oral Mist, Oral Dissolve Strips, and Aurora Cloud, the first-ever vape-ready oil cartridge to be introduced under Health Canada regulations. In his new role, Dr. Morris will be responsible for the Company's product development for the Canadian and international markets. Dr. Morris holds a Ph.D. in plant science and policy from the National University of Ireland (NUI), Galway and a B.Sc. in biology and mathematics from NUI, Maynooth.

Chief Integration Officer

Mr. Jérôme joined Aurora in February 2018 through the acquisition of H2 Biopharma which now operates as the Company's Aurora Eau facility in Lachute, Quebec. Initially responsible for the integration of Aurora's acquisitions as well as the identification of synergies across existing subsidiaries and joint venture partners, Mr. Jérôme's role has expanded over the last 18 months to include Global Security, Health, Safety & Environment, and oversight for a number of subsidiaries. As Chief Integration Officer, André will oversee all current and future integrations with a focus on value generation to support the Company's expansion strategy. Mr. Jérôme has led the successful integration of many of Aurora's largest business assets including CanniMed Therapeutics, MedReleaf, Whistler Cannabis and Anandia Laboratories.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Laura Gallant , +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-NOV-19